July 24, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust
SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on July 2, 2012, for Post-Effective Amendment No. 52 filed on or about May 18, 2012, to the Registration Statement on Form N-1A for ING Funds Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Section – General Comments

1.	Comment: The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response: The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.	Comment: The Staff requests that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response: The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.	Comment: The Staff requested confirmation that all waiver agreements be filed going forward.

Response: The Registrant confirms that it files all waiver agreements.

4.	Comment: The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by Item 3(3)(f)(i) of Form N-1A for Funds when reference is made to investment in Other Investment Companies in the Fund’s Principal Investment Strategies and Principal Risks.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 24, 2012

Response: The Registrant has added disclosure for Acquired Fund Fees and Expenses to the table for ING High Yield Bond Fund and ING Intermediate Bond Fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A. The Registrant confirms that it is estimated that the Acquired Fund Fees and Expenses for ING Floating Rate Fund and ING GNMA Income Fund will be less than 0.01%.

Rule 35d-1

5.	Comment: With regard to derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that the Registrant explain that if the Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market, etc.)

Response: The Registrant confirms that none of the Funds use derivatives to meet the 80% test under Rule 35d-1.

ING Floating Rate Fund

6.	Comment: The Staff has requested that the Registrant disclose the Fund’s maturity policy.

Response: The Registrant responds that the Fund’s maturity policy for investment in money market funds is stated in the first sentence of the Principal Investment Strategies of the Fund and the maturity policy for floating rate loans is stated in the third paragraph.

7.	Comment: The Staff has requested that the Registrant disclose the Fund’s performance information for 2011.

Response: The Registrant has included the requested disclosure.

8.	Comment: The Staff has requested that the Registrant disclose the Fund’s information pursuant to Rule 4(b)(2)(iv) regarding after tax performance.

Response: The Registrant has included the requested disclosure.

ING GNMA Income Fund

9.	Comment: The Staff has requested explanation as to why the third sentence of the first paragraph of the Principal Investment Strategies is included in the Fund’s Principal Investment Strategies and requests confirmation that the statement is considered to be a principal investment strategy of the Fund.

Response: The Registrant responds that the statement is included in the Fund’s Principal Investment Strategy because it intends to allow up to 20% of its investment to be in other securities issued or guaranteed by the U.S. government as stated. The Registrant confirms that this is part of the Fund’s principal investment strategies.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 24, 2012

10.	Comment: The Staff requested disclosure regarding the definition of duration and an example as to the impact a 1% rate change would have on the Fund.

Response: The Registrant will add the disclosure as requested.

ING High-Yield Bond Fund

11.	Comment: The Staff requested that the Registrant confirm that the derivatives disclosure for the Fund describes the specific derivative instruments, and their related risks, that the Fund will use to achieve its investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response: The Registrant confirms that the principal investment strategies for the Fund reflect the purpose of its use of derivatives in the Fund’s principal investment strategies, and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that the disclosures are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

12.	Comment: The Staff requested disclosure regarding how the Fund will cover swaps and credit default swaps.

Response: The Registrant appreciates the Staff’s comment but believes the Statement of Additional Information is a more appropriate location for such disclosure. This disclosure with respect to swaps is included in the subsection entitled “Swap Transactions and Options on Swap Transactions.” As noted below in response to comment 15, the Registrant is adding this disclosure with respect to credit-default swaps.

13.	Comment: The Staff requested confirmation that each risk disclosed for the Fund has a corresponding investment strategy in its Principal Investment Strategies.

Response: The Registrant confirms that each risk disclosed for the Fund has a corresponding investment strategy in its Principal Investment Strategies.

STATEMENT OF ADDITIONAL INFORMATION

14.	Comment: The Staff commented that the sentence that states privately issued mortgage-backed securities will not be treated as constituting a single, separate industry is in contradiction with the views of the SEC in that the SEC considers these to be concentration in a single, separate industry.

Response: The Registrant appreciates the SEC staff’s comments on the Registrant’s disclosure related to privately issued mortgage-backed securities. However, upon review of the disclosure the Registrant believes that its disclosure is consistent with the requirements of Sections 8 and 13 of the Investment Company Act of 1940, as amended

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 24, 2012

(the “1940 Act”) and the SEC’s guidance on the same and therefore declines to make the Staff’s requested change. Registrant notes that this disclosure is consistent with the Fund’s historical treatment of privately-issued mortgage backed securities for purposes of determining compliance with the Fund’s policy regarding concentration.

Section 8(b)(1)(E) of the 1940 Act, requires that a fund include in its registration statement:

a recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein:

(E) concentrating investments in a particular industry or group of industries.

Section 13(a)(3) of the 1940 Act requires that, if a fund wishes to change its concentration policy, such change must be approved by the fund’s shareholders.

In 1983, the Securities and Exchange Commission (“SEC”) staff published guidelines in connection with the SEC’s initial adoption of Form N-1A. Guide 19 in particular provided guidance from the staff regarding concentration of investments in particular industries. Guide 19 stated:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the ‘Directory’) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A, the SEC staff and registrants continue to rely on them.

Registrant believes that the Fund’s policy to not treat privately issued mortgage-backed securities as a single, separate industry is reasonable and therefore consistent with the SEC Staff’s guidance in Guide 19.

15.	Comment: The Staff requested disclosure on how the Funds are covering credit default swaps.

Response: The Registrant will revise the subsection of the Statement of Additional Information entitled “Credit-Default Swaps” to include the disclosure requested.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 24, 2012

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

July 24, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Funds Trust
SEC File Nos. 333-59745; 811-08895

Dear Mr. Thompson:

ING Funds Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr. Chief Counsel ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz, Esq.
Dechert LLP